“Targeting Uranium and Gold”

NEWS RELEASE

Crosshair winter drill program recovers more high-grade uranium within 4.5-kilometer-long corridor

May 24, 2007

AMEX: CXZ, TSX-V:CXX

Crosshair Exploration and Mining Corp. (AMEX:CXZ, TSX-V: CXX) reports that new high-grade uranium drill intersections from the 9400-metre winter drill program continue to substantiate the potential for a large uranium deposit(s) within a 4.5-kilometre-long shear zone on the Company’s Central Mineral Belt uranium project in Labrador.

Results from drill holes ML-75, ML -76, ML-82 and ML-A1-16 are highly significant as they extend the Upper C Zone in all directions and further confirm geological similarities with Area 1 located 1.5 kilometres southwest. At both zones, uranium mineralization remains open for expansion in all directions, suggesting potential for either a single continuous uranium deposit and/or several satellite uranium deposits along the 4.5 kilometre shear zone.

“There are very few uranium deposits around the world that show this amount of potential in terms of geometry and mineralization," says Timothy Froude, P.Geo, Senior VP Exploration. "These results continue to confirm the reliability of our exploration model and validate the significant potential of the project.”

The winter drill program also targeted the Lower C Zone and final assay results will be forthcoming.

Highlights are as follows:

Upper C Zone:

To date, mineralization at the Upper C Zone has been intersected over an area measuring 700 metres in length and 400 metres of dip length. The Upper C Zone remains open in all directions.

Winter drill program highlights include:

Hole ML-75 intersected:

•

0.131% uranium (U308) over 4.20 metres including

•

0.213% U308 over 2.50 metres

Hole ML-76 intersected:

•

0.076% U308 over 10.45 metres including

•

0.234% U308 over 2.50 metres

Hole-ML-82 intersected:

•

0.100% U308 over 17.9 metres including

•

0.393% U308 over 4.50 metres

All 21 holes targeting the Upper C Zone intercepted uranium mineralization and will be included in the upcoming NI 43-101 resource estimate.

Area 1

Area 1, 1.5 kilometres southwest and on strike of the C Zone, has now been defined over a minimum strike length of 600 metres and remains open in all directions. The exposed mineralization, believed to be the southwestern extension of the Upper C Zone, has returned surface assays of 2.21% U308 and has been drill tested only to depths of 50 metres or less in most holes. The recently completed winter drilling program returned the strongest mineralization to date within the most southwestern hole, ML-A1-16.

Drill highlights include:

Hole ML-A1-16 intersected:

•

0.110 % U308 over 11.50 metres including

•

0.323% U308 over 3.0 metres

Hole ML-A1-9* intersected:

•

0.100% U308 over 5.23 metres including

•

0.209% U308 over 2.27 metres

Hole Ml-A1-3* intersected:

•

0.078% U308 over 11.02 metres including

•

0.218% U308 over 3.02 metres

*Previously released results

Full assay highlights, tables and maps have been posted on the company website:

http://www.crosshairexploration.com/s/CZone.asp

The Company’s exploration work on the Central Mineral Belt uranium property is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador.  The 746 sq km Central Mineral Belt Uranium Property is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

 President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: greg@crosshairexploration.com: or dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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